FEDERAL DEPOSIT INSURANCE CORPORATION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 3)*

MERIDIAN CORPORATION
 (Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

58958P104
(CUSIP Number)

December 31, 2020
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58958P104		13G	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Basswood Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. 58958P104		13G	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* IN/HC

CUSIP No. 58958P104		13G	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bennett Lindenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* IN/HC

Item 1.

(a)	Name of Issuer:

Meridian Corporation

(b)	Address of Issuer's Principal Executive Offices:

9 Old Lincoln Highway
Malvern, PA 19335

Item 2.

(a)	Names of persons filing: See Cover Pages, Item 1.

(b)	Address of Principal Business Office or, if none, Residence:

c/o Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, New York 10022

(c)	Citizenship: See Cover Pages, Item 4.

(d)	Title of class of Securities: Common Stock, $1.00 par value per share

(e)	CUSIP No.: 58958P104

Item 3.	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.
Dated: February 12, 2021

BASSWOOD CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Matthew Lindenbaum
	Name:	Matthew Lindenbaum
	Title:	Managing Member

/s/ Matthew Lindenbaum
Matthew Lindenbaum, an individual

/s/ Bennett Lindenbaum
Bennett Lindenbaum, an individual